                                   FORM 6-K

                        SECURITIES EXCHANGE COMMISSION
                            Washington, D.C. 20549

                           REPORT OF FOREIGN ISSUER
                     Pursuant to Rule 13a-16 or 15d-16 of
                     the Securities Exchange Act of 1934

                        COMMISSION FILE NUMBER 0-15577
                       FOR THE MONTH OF FEBRUARY 1998

                  CONSOLIDATED NEVADA GOLDFIELDS CORPORATION
               -----------------------------------------------
               (Translation of registrant's name into English)

                          1801 Broadway, Suite 1620
                            Denver, Colorado 80202
                   ---------------------------------------
                   (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

          Form 20-F    X                Form 40-F
                     -----                         -----

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

          Yes                           No    X
               -----                        -----

     If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-      .
                                                 ------

ENCLOSED IS PRESS RELEASE #98-002 FOR CONSOLIDATED NEVADA GOLDFIELDS
CORPORATION.

Pursuant to the Requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    CONSOLIDATED NEVADA GOLDFIELDS CORPORATION
                                    (Registrant)



Date:  Feb. 12, 1998                /s/ James S. Stirbis, Jr.
                                    -------------------------------------------
                                    By: James S. Stirbis, Jr. - Corporate
                                        Secretary and Treasurer

DENVER, CO - FEBRUARY 6, 1998
#98-002
5:00 PM MST

               CONSOLIDATED NEVADA GOLDFIELDS CORPORATION (CNGC)
                           ANNOUNCES SALE OF BAROMEX

Consolidated Nevada Goldfields Corporation (CNGC) announced today the sale of its 49-percent interest in Baroid, S.A. de C.V. (Baromex), which is a drilling fluid supplier operating in the states of Tabasco and Campeche in Mexico. The sale, for $1.5 million was to Baroid International, Inc. which owned the other 51-percent interest in the operation. The sale included the settlement of any and all existing claims and potential claims between the parties.

Consolidated Nevada Goldfields Corporation is a Denver-based, international mining company with four producing mining properties and over 1,300 employees. The Company reserves include 51 million ounces of silver and 740,000 ounces of gold. The Company's principal property is the Pachuca silver mine in central Mexico, north of Mexico City, which has continuously produced silver for five centuries. The Company shares trade on the Toronto exchange under the symbol KNV, on the NASDAQ under the symbol KNVCF, and on the Stuttgart, Frankfurt, and Berlin exchanges under the symbol CNV.

Statements in this release which are not historical data are forward looking and involve a number of risks and uncertainties, including but not limited to the price of commodities, currencies, production, construction, and permitting or regulatory delays, reserve estimation of tonnage, grade and metallurgical recoveries, exploration success and reserve growth, litigation, capital costs, and other risks that are detailed in the Company's SEC filings.

For additional information please contact Consolidated Nevada Goldfields Corporation, Alex Bissett, President and Chief Executive Officer at
(303) 296-3200.